UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 03, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Barclays Corporate Banking Investor Presentation dated 01 May 2013
Exhibit No. 2	Total Voting Rights dated 01 May 2013
Exhibit No. 3	Stabilisation Notice dated 02 May 2013
Exhibit No. 4	Director/PDMR Shareholding dated 08 May 2013
Exhibit No. 5	Holding(s) in Company dated 09 May 2013
Exhibit No. 6	Post stabilisation Wolters Kluwer dated 10 May 2013
Exhibit No. 7	Post stabilisation Origin Energy dated 10 May 2013
Exhibit No. 8	Stabilisation Notice dated 13 May 2013
Exhibit No. 9	Stabilisation Notice - Shortline dated 13 May 2013
Exhibit No. 10	Stabilisation Notice - Kingdom of Spain dated 14 May 2013
Exhibit No. 11	Stabilisation Notice - Liverpool and Victoria dated 14 May 2013
Exhibit No. 12	Publication of Prospectus dated 15 May 2013
Exhibit No. 13	FRN Variable Rate Fix dated 16 May 2013
Exhibit No. 14	FRN Variable Rate Fix dated 17 May 2013
Exhibit No. 15	FRN Variable Rate Fix dated 17 May 2013
Exhibit No. 16	Post Stabilisation - Munhyp dated 21 May 2013
Exhibit No. 17	Post Stabilisation Kingdom of Denmark dated 21 May 2013
Exhibit No. 18	Post Stabilisation - FMS dated 21 May 2013
Exhibit No. 19	Pre-Stabilisation - KFW dated 21 May 2013
Exhibit No. 20	Stabilisation Notice - NRW dated 22 May 2013
Exhibit No. 21	Stabilisation Notice - EAA dated 28 May 2013
Exhibit No. 22	Stabilisation Notice - Caja Rural de Navarra dated 28 May 2013
Exhibit No. 23	Stabilisation Notice - NAB dated 29 May 2013
Exhibit No. 24	Stabilisation Notice dated 31 May 2013
Exhibit No. 25	Total Voting Rights dated 31 May 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 03, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 03, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 May 2013

Barclays PLC

Corporate Banking Investor Presentation

Barclays PLC is holding an investor presentation on Corporate Banking this afternoon hosted by John Winter, Chief Executive, Barclays Corporate Banking.

The presentation commences at 17:30 London time and will be webcast live via www.barclays.com/investorrelations. The accompanying slides and a transcript of the speech, which contain no material new information, will also be made available for viewing on the website.

In addition to the webcast, the seminar can be accessed as a live conference call on 0845 401 0014 (UK), +1 855 591 3776 (US) or +44 20 3059 8116 (all other locations).  Access code: 'Corporate'.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0)207 116 6132

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people.  Barclays moves, lends, invests and protects money for customers and clients worldwide.  For more information, please visit the Barclays website: www.barclays.com

Exhibit No. 2
1 May 2013
Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,863,935,245 ordinary shares with voting rights as at 30 April 2013.

There are no ordinary shares held in Treasury.

The above figure (12,863,935,245) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 3

Pre-stabilisation announcement

2 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

L-BANK BW FOERDERBANK

Stabilisation Notice

Barclays (Syndicate Contact - Bernd Loder); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	L-BANK BW FOERDERBANK
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	Senior Unsecured
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):	Barclays, 5 The North Colonnade, Canary Wharf, London E14 4BB Royal Bank of Scotland plc, 36 St Andrews Square, Edinburgh EH2 2YB RBC Capital, Thames Court, One Queenhithe, London EC4V 4DE
Stabilisation period expected to start on:	2 May 2013
Stabilisation period expected to end no later than:	2 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 4
8 May 2013

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.   On 7 May 2013 Barclays PLC (the "Company") resolved to release the following ordinary shares of the Company (of nominal value of 25p each) (the "Shares") under awards granted in 2011 under the Barclays Group Share Value Plan (SVP) to the following Director of the Company.  The market price at the date of release was 302.65 penceper Share:

Director	Shares released to Director	Shares sold on behalf of Director to satisfy withholding liabilities
C Lucas	68,431	32,218

2.   The trustee of the Barclays Group Sharepurchase Plan ("the Plan") (being an HM Revenue and Customs approved all-employee share plan) informed the Company on 7 May 2013 that it had on 7 May 2013 purchased, and now held as bare trustee the following Shares for the following Directors/Persons Discharging Managerial Responsibilities ("PDMRs"). The market price at the date of purchase was 289.93 pence per Share:

Director/PDMR	Number of Shares
M Harding	724
C Lucas	724
H Sants	723
A Vaswani	724

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by a participant under the Plan.  The number of Shares purchased on 7 May 2013 for each Director/PDMR above includes any such Matching Shares.

The revised total shareholding for each Director following these transactions is as follows:

Director	Total Beneficial Holding
C Lucas	1,151,560

Exhibit No. 5

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 3 May 2013
6. Date on which issuer notified:	8 May 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	5.895%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares						Nominal	Delta
%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
758,437,618			5.895%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The triggering event for this notification is the closing in full of the position previously held by YCL under cash-settled options, with the effect that there are now no voting rights in Barclays PLC held, or deemed to be held, by YCL.  As a result of the triggering event, HHSM's indirect holding of ordinary shares (which has been the subject of previous notifications) taken alone represents 5.895% of the voting rights in Barclays PLC and, being less than the relevant 6% threshold, is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,863,935,245 as set out in the regulatory announcement made by Barclays PLC dated 1 May 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 6

Post-stabilisation announcement (no stabilisation)

10 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Wolters Kluwer NV

Post Stabilisation Notice

Barclays Bank PLC (contact: Karan Shah) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.

Issuer: Wolters Kluwer NV
Guarantor (if any): N/A
Aggregate nominal amount: 700m
Description: Snr Unsecured
Offer price: 99.709
Stabilisation Manager: Barclays / ABN Amro Bank NV / Rabobank International

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There has not been and will not be a public offer of the securities in the United States.

Exhibit No. 7

Post-stabilisation announcement (no stabilisation)

10 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Origin Energy Finance

Post Stabilisation Notice

Barclays Bank PLC (contact: Karan Shah) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.

Issuer: Origin Energy Finance
Guarantor (if any): Origin Energy Limited & by certain other entities within the Group incorporated with limited liability in Australia & New Zealand
Aggregate nominal amount: 750m
Description: Snr Unsecured
Offer price: 99.785
Stabilisation Manager: Barclays / Goldman Sachs International /UBS Limited

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There has not been and will not be a public offer of the securities in the United States.

Exhibit No. 8

Pre-stabilisation announcement

13 MAY 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

FCE Bank plc

Stabilisation Notice

Barclays (Syndicate Contact: Marco Baldini); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	FCE Bank plc
Guarantor (if any):	N/A
Aggregate nominal amount:	Euro 500m
Description:	Senior, Unsecured, RegS only (TefraD)
Offer price:	TBA
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
Merrill Lynch International; 2 King Edward Street; London EC1A 1HQ

Deutsche Bank AG, London Branch; Winchester House; 1 Great Winchester Street; London EC2 N2DB

Royal Bank of Scotland plc,  135 Bishopsgate, London EC2M 3UR

Stabilisation period expected to start on:	13 May 2013
Stabilisation period expected to end no later than:	13 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 9

Pre-stabilisation announcement

13 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Shortline PLC (a UK SPV)

Stabilisation Notice

Barclays ( Syndicate Contact: John Wright ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Shortline PLC (a UK SPV)
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	LPN, 144A/RegS
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
Morgan Stanley & Co Intl Limited, 20 Bank Street, Canary Wharf, London E14 4AD, United Kingdom

Sberbank CIB UK Ltd, 85 Fleet Street, London EC4Y 1AE, United Kingdom

Stabilisation period expected to start on:	13 May 2013
Stabilisation period expected to end no later than:	13 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 10

Pre-stabilisation announcement

14 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Kingdom of Spain

Stabilisation Notice

Barclays (Fabianna del Canto); telephone: +44 20 7 3098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	The Kingdom of Spain
Guarantor (if any):
Aggregate nominal amount:	TBA
Description:	EUR Benchmark due 31 October 2023
Offer price:	TBA
Other offer terms:
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB

CaixaBank S.A., Paseo de la Castellana 51, 28046 Madrid, Spain

Citigroup Global Markets Limited; 33 Canada Square; Canary Wharf; London E14 5LB
Deutsche Bank AG, London Branch; Winchester House; 1 Great Winchester Street; London EC2 N2DB

Goldman Sachs International; Peterborough Court 133 Fleet Street; London EC4A 2BB
Santander GBM, 2 Triton Square, Regent's Place, London NW1 3AN, United Kingdom

Stabilisation period expected to start on:	14 May 2013
Stabilisation period expected to end no later than:	14 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 11

Pre-stabilisation announcement

15 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Liverpool Victoria Friendly Society Limited

Stabilisation Notice

Barclays (Mark Geller- Syndicate Contact ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Liverpool Victoria Friendly Society Limited
Guarantor (if any):	N/A
Aggregate nominal amount:	TBC
Description:	GBP 30nc10 subordinated
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):	Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB HSBC, 8 Canada Square, London. E14 5HQ
Stabilisation period expected to start on:	15 May 2013
Stabilisation period expected to end no later than:	15 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 12
Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 5 dated 15 May 2013 to the Base Prospectus dated 1 June 2012 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/8033E_1-2013-5-15.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following disclaimer applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that (i) you and any customers you represent are (a) QIBs or (b) not a U.S. person (as defined in Regulation S to the Securities Act) located outside the U.S.; and (ii) you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 13

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/05/2013
Issue	¦ Barclays Bank Plc USD 600,000,000 Junior Undated FRN due Perpetual

ISIN Number	¦ GB0000784164
ISIN Reference	¦ NA
Issue Nomin USD	¦ 202985000
Period	¦ 20/05/2013 to 20/11/2013	Payment Date 20/11/2013
Number of Days	¦ 184
Rate	¦ 0.65625
Denomination USD	¦ 5000	¦ 202985000 ¦

Amount Payable per Denomination	¦ 16.77	¦ 680845.52 ¦

Bank of New York
Rate Fix Desk	Telephone	¦ 44 1202 689580
Corporate Trust Services	Facsimile	¦ 44 1202 689601

Barclays Bank Plc

Source: Barclays Bank PLC

Exhibit No. 14

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-May-2013 TO 17-Jun-2013 HAS BEEN FIXED AT 1.04188 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Jun-2013 WILL AMOUNT TO:
GBP 45.67 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 15

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-May-2013 TO 17-Jun-2013 HAS BEEN FIXED AT 1.04188 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Jun-2013 WILL AMOUNT TO:
GBP 45.67 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 16

Post-stabilisation announcement (no stabilisation)

21 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Muenchener Hypothekenbank

Post Stabilisation Notice

Barclays Bank PLC (contact: Mark Geller ) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.

Issuer: Muenchener Hypothekenbank
Guarantor (if any): N/A
Aggregate nominal amount: EUR 1.25bn
Description: Secured
Offer price: 99.745
Stabilisation Manager: Barclays / Goldman Sachs International / Nomura International PLC

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There has not been and will not be a public offer of the securities in the United States.

Exhibit No. 17

Post-stabilisation announcement (no stabilisation)

21 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Kingdom of Denmark

Post Stabilisation Notice

Barclays Bank PLC (contact: Fabianna DelCanto) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.

Issuer: Kingdom of Denmark
Guarantor (if any): N/A
Aggregate nominal amount: USD 1.5bn
Description: Snr Unsecured
Offer price: 99.786
Stabilisation Manager: Barclays / Danske / Deutsche Bank AG

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There has not been and will not be a public offer of the securities in the United States.

Exhibit No. 18

Post-stabilisation announcement (no stabilisation)

21 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

FMS Wertmanagement

Post Stabilisation Notice

Barclays Bank PLC (contact: Martin Rohland ) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.

Issuer: FMS Wertmanagement
Guarantor (if any): Senior, Unsecured, Unsubordinated benefiting from a loss compensation obligation of the Financial Market Stabilisation Fund of the Federal Republic of Germany (SoFFin)
Aggregate nominal amount: GBP 250m
Description: Snr Unsecured
Offer price: 99.576
Stabilisation Manager: Barclays / Credit Suisse Securities (Europe) Limited / HSBC Holdings plc

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There has not been and will not be a public offer of the securities in the United States.

Exhibit No. 19

Pre-stabilisation announcement

21 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

KfW

Stabilisation Notice

Barclays (Fabianna DelCanto - Syndicate Contact); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	KfW
Guarantor (if any):	Federal Republic of Germany
Aggregate nominal amount:	TBC
Description:	5-year US dollar Global
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
JP Morgan Securities Limited; 125 London Wall; London EC2Y 5AJ

Nomura Intl PLC, 1 Angel Lane, Watermark Place, London EC4R 3AB, United Kingdom

Stabilisation period expected to start on:	22 May 2013
Stabilisation period expected to end no later than:	22 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 20

Pre-stabilisation announcement

22 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

German State of North Rhine-Westphalia

Stabilisation Notice

Barclays (Bernd Loder ); telephone: +44 20 7 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	German State of North Rhine-Westphalia
Guarantor (if any):
Aggregate nominal amount:	EUR 500m
Description:	Landesschatzanweisung due 2033
Offer price:	TBA
Other offer terms:
Stabilisation:
Stabilisation Manager(s):	Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB Deutsche Bank AG, Grosse Gallusstrasse 10-14, D-60272, Frankfurt am Main, Germany
Stabilisation period expected to start on:	22 May 2013
Stabilisation period expected to end no later than:	22 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 21

Pre-stabilisation announcement

28th May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Erste Abwicklungsanstalt

Stabilisation Notice

Barclays (Fabianna del Canto); telephone: +44 20 77739098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Erste Abwicklungsanstalt
Guarantor (if any):
Aggregate nominal amount:	USD 500M
Description:	Floating rate notes due 2016
Offer price:	TBA
Other offer terms:
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB Citigroup Global Markets Limited; 33 Canada Square; Canary Wharf; London E14 5LB
Goldman Sachs International; Peterborough Court 133 Fleet Street; London EC4A 2BB
Daiwa Capital Markets Europe Ltd, 5 King William St, London EC4N 7DA

Stabilisation period expected to start on:	28th May 2013
Stabilisation period expected to end no later than:	28th June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.

In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 22

Pre-stabilisation announcement

28 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Caja Rural de Navarra

Stabilisation Notice

Barclays (Bernd Loder - Syndicate Contact); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Caja Rural de Navarra
Guarantor (if any):
Aggregate nominal amount:	TBC
Description:	Cedula Hipotecaria
Offer price:	TBC
Other offer terms:	N/A
Stabilisation:
Stabilisation Manager(s):	Barclays, 5 The North Colonnade, Canary Wharf, London E14 4BB Credit Agricole CIB, Broadwalk House, 5 Appold Street, London EC2A 2DA DZ Bank AG, Platz Der Republik, 60265 Frankfurt am Main, Germany
Stabilisation period expected to start on:	29 May 2013
Stabilisation period expected to end no later than:	29 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.

In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 23

Pre-stabilisation announcement

29 May 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

National Australia Bank Limited

Stabilisation Notice

Barclays (Bernd Loder ); telephone: +44 20 7 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	National Australia Bank Limited
Guarantor (if any):
Aggregate nominal amount:	EUR 500m
Description:	Covered Bond due 2025
Offer price:	TBA
Other offer terms:
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
BNP Paribas, 10 Harewood Avenue, London NW1 6AA

Commerzbank AG, 30 Gresham Street, London EC2V 7PG, United Kingdom

Natl Australia Bank Ltd, 88 Wood Street,  London EC2V 7RS,  United Kingdom

Stabilisation period expected to start on:	29 May 2013
Stabilisation period expected to end no later than:	29 June 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.

In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 24

Pre-stabilisation announcement

31st May

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

William Hill PLC

Stabilisation Notice

Barclays (Contact: Karan Shah); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	William Hill PLC
Guarantor (if any):	William Hill Organization Limited
Aggregate nominal amount:	TBA
Description:	GBP Senior unsecured bonds due 2020
Offer price:	TBA
Other offer terms:
Stabilisation:
Stabilisation Manager(s):	Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB Royal Bank of Scotland plc, 135 Bishopsgate, London EC2M 3UR Lloyds Bank: 10 Gresham Street, London, EC2V 7AE
Stabilisation period expected to start on:	31st May
Stabilisation period expected to end no later than:	30th June
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 25

31 May 2013

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,865,336,587 ordinary shares with voting rights as at 30 May 2013.

There are no ordinary shares held in Treasury.

The above figure (12,865,336,587) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.